UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 20, 2026  (Melbourne, Australia), Telix Pharmaceuticals Limited ( “Telix”) filed the following announcements with the Australian Securities Exchange titled: (i) “Telix H1 2026 Results Presentation,” (ii) “Telix
H1 2026 Appendix 4D and Interim Report,” and (iii) “Telix H1 2026 Results Announcement,” copies of which are attached to this Form 6-K as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively.
Also attached as Exhibit 99.4 to this Form 6-K, are copies of Telix’s unaudited interim consolidated financial statements for the half-year ended June 30, 2026, and the related Operating and Financial Review discussion for the half-year ended June 30, 2026, formatted in Extensible Business Reporting Language (“XBRL”).
Exhibits 99.2 and 99.4 are incorporated by reference into Telix’s Registration Statement on Form F-3ASR (File No.
333-293611) and Registration Statement on Form S-8 (File No. 333-283917).

99.1	Telix H1 2026 Results Presentation
99.2	Telix H1 2026 Appendix 4D and Interim Report
99.3	Telix H1 2026 Results Announcement
99.4	Telix Half-Year 2026 Operating and Financial Review and Unaudited Interim Consolidated Financial Statements
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date:	August 20, 2026	By:	/s/ Christian Krautkramer
Name: Christian Krautkramer
Title: Group General Counsel